

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Greg Rustowicz
Chief Financial Officer
Columbus McKinnon Corporation
205 Crosspoint Parkway
Buffalo, New York 14068

> **Re: Columbus McKinnon Corporation**
> **Registration Statement on Form S-1**
> **Filed April 20, 2021**
> **File No. 333-255375**

Dear Mr. Rustowicz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert J. Olivieri